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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  ____________________________________________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2001

                 I.I.S. Intelligent Information Systems Limited.
                 (Translation of Registrant's Name Into English)

                              33 Jabotinsky Street
                                Ramat Gan, Israel
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X    Form 40-F ____
           ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No   X
             ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference in the prospectus in any effective Registration Statement on Form F-3 filed by I.I.S. Intelligent Information Systems Limited prior to or after the date hereof.


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                   I.I.S. Intelligent Information Systems Ltd.

                                    Form 6-K

         I.I.S. Intelligent Information Systems Ltd. (the "Company") signed agreements dated as of December 5, 2001 with the holders of its convertible secured debentures and warrants to exchange such securities for the Company's Ordinary Shares and cash. As a result of the completion of the transaction, the Company now has sufficient shareholders' equity and net tangible assets to meet the requirements for continued inclusion on the NASDAQ SmallCap Market.

         In accordance with a securities purchase agreement dated as of January 31, 2001, the Company had previously issued convertible secured debentures in an aggregate principal amount of $3,000,000, exercisable at $3.00 per share and also issued warrants to purchase up to 300,000 Ordinary Shares at $4.50 per share.

         Under the terms of the transaction, the debenture holders converted $2,426,576.40 principal amount of the debentures into an aggregate of not more than 1,797,464 of the Company's Ordinary Shares, received a cash payment of $573,423.60 and relinquished all of the warrants. The warrants and the remaining debentures will be cancelled. This transaction represents an implied exchange value of at least $1.35 per Ordinary Share based solely on the debt amounts extinguished, without giving any effect to the cancelled warrants, and represents a substantial premium over the market price of the Company's Ordinary Shares at the time the agreements in principle with the debenture holders were reached.

         A copy of the Company's pro forma balance sheet as of September 30, 2001 giving pro forma effect to the conversion as if it had occurred on September 30, 2001 is attached hereto as Exhibit 99.1.

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                                   SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        I.I.S. INTELLIGENT INFORMATION
                                                SYSTEMS LIMITED

Date: December 6, 2001                  By: /s/ David Warburg
                                           -------------------------------------
                                           David Warburg
                                           Attorney-in-Fact for
                                           Robi Hartman, Chief Executive Officer